UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-33447

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address to its principal executive office:

AECOM

1999 Avenue of the Stars

Los Angeles, California 90067

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM TECHNOLOGY CORPORATION
RETIREMENT & SAVINGS PLAN

Dated: June 29, 2015	By:	/s/ Bernie Knobbe
Bernie Knobbe
Vice President, Global Benefits
Americas Retirement Plans Investment Committee
AECOM

AECOM Technology Corporation

Retirement & Savings Plan

Financial Statements as of

December 31, 2014 and 2013

and for the Year Ended December 31, 2014,

Supplemental Schedule as of December 31, 2014 and

Report of Independent Registered Public Accounting Firm

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Americas Retirement Plans Investment Committee

AECOM Technology Corporation Retirement & Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AECOM Technology Corporation Retirement & Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ McGladrey LLP

Los Angeles, CA

June 29, 2015

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2014 AND 2013

	2014	2013
	(expressed in thousands)
ASSETS:
Investments—at fair value (Notes B, C, and D)	$1,917,171	$1,876,711

Receivables:
Notes from participants (Note A)	14,889	15,295
Employer contribution	180	—
Accrued income	221	276
Other	49	—
Total receivables	15,339	15,571

Total assets	1,932,510	1,892,282

LIABILITIES:
Payables:
Accrued expenses	452	151
Other	—	103
Total payables	452	254

Net Assets Available for Benefits—at fair value	1,932,058	1,892,028

Adjustment from fair value to contract value for interest in a collective investment trust relating to fully benefit-responsive investment contracts	(1,404)	(1,491)

Net Assets Available for Benefits	$1,930,654	$1,890,537

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2014

2014
(expressed in thousands)
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
INVESTMENT INCOME (Note C)
Net appreciation in fair value of investments	$76,713
Interest and dividends	61,070
Net investment income	137,783

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	616

CONTRIBUTIONS:
Employee	88,221
Employer	23,191
Total contributions	111,412

Total additions	249,811

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants (Note E)	(208,055)
Administrative expenses (Note F)	(1,639)

Total deductions	(209,694)

NET INCREASE	40,117

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	1,890,537

End of year	$1,930,654

See notes to financial statements.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.                           DESCRIPTION OF THE PLAN

The following brief description of AECOM Technology Corporation Retirement & Savings Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan agreement and the Summary Plan Description for more complete information.

General — The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM (“AECOM” or the “Company”) and various subsidiaries meeting certain age and employment requirements.  The Plan is administered by the Americas Retirement Plans Investment Committee, formerly the Americas Stock and Pension Committee, authorized by the AECOM Board of Directors.  The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Section 401(a) and 501(a) of the Internal Revenue Service Code (the “Code”) and is intended to qualify as a profit sharing plan which may, but need not, invest up to 100% in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA.  Assets of the Plan, except for assets in the separately managed accounts, are held by Bank of America, N.A., the trustee and record keeper, (the “Trustee”), and assets in the separately managed accounts are held by Northern Trust Corporation (the “Custodian”).

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.  The Trustee, at its discretion, is permitted to vote for any share for which instructions have not been given by a participant.

Eligibility — Employees become eligible to participate in the Plan on the first day of the second calendar month of service.  If the employee decides not to participate when they are first eligible, they may begin participating anytime, provided they are an eligible employee of the Company on that date.  “Eligible employee” shall mean a person who is an employee of the Company working 20 hours or more per week, excluding (i) any leased employee described in Section 414(n) of the Code, (ii) any employee who is covered by a collective bargaining agreement between employee representatives and the Company unless such bargaining agreement specifically provides otherwise, (iii) any employee who is compensated on an hourly rate or other rate basis if such employee is not included in a designated eligible payroll classification code so designated by the Company, and (iv) any person who is a non-resident alien who receives no earned income (within the meaning of Code Section 911(b)) from sources within the United States.

Employee Contributions:

After-Tax Contributions — Participants may elect to make after-tax contributions in percentages from 0.5% to 50% of compensation.

Tax-Deferred Contributions — Participants may elect to make tax-deferred contributions in percentages from 0.5% to 50% of eligible compensation limited to a maximum annual amount specified by the Code ($17,500 in 2014).

Roth Contributions — Participants may elect to make Roth contributions in percentages from 0.5% to 50% of eligible compensation.

The total of all participant contributions is limited to 50% of employee compensation.

Catch-Up Contributions — Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions (limited to $5,500 in 2014).

Participants may also contribute amounts representing rollovers from other qualified plans.

Participant Accounts — An account is maintained for each participant, which is credited with the participant’s contributions and rollovers, the Company match, and allocations of the earnings, and charged with allocations of Plan losses and administrative expenses.  Allocations are based on participant earnings or account balances, as defined.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.                           DESCRIPTION OF THE PLAN (Concluded)

Employer Contributions — The participants’ pre-tax, Roth, and after-tax contributions made to the Plan are matched 50% by the Company up to 6% of eligible compensation.  The Company’s match is allocated 50% to the participant’s selected investment allocations and 50% to Company common stock, which is acquired on the open market.  Participants can transfer their investment in AECOM common stock to other investment options and make withdrawals, subject to vesting conditions, out of the Plan at any time.

Vesting — Participants’ contributions and rollovers, and the earnings thereon, are at all times vested in such participants’ accounts.  A participant is 100% vested in any Company matching contributions after three years of credited service (0% up to three years) or upon attaining age 65, becoming disabled or deceased while employed at the Company.  Vesting of Company contributions and earnings thereon are based on years of continuous service.  The portion of a participant’s account balance that is not vested upon termination of employment is forfeited at the time the participant receives a distribution or as of the end of the plan year in which the participant incurs five consecutive breaks in service, as defined in the Plan agreement, whichever occurs first.  These unvested forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions.  The balance in the forfeiture account was $1.7 million and $0.6 million at December 31, 2014 and 2013, respectively.  The forfeited amounts applied to reduce the Company’s contributions for the year ended December 31, 2014 were not significant.

Notes Receivable from Participants — Active participants may obtain loans from the Plan with the consent of the Plan Administrator.  The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance.  The interest rates are no less than 1% over the prime rate as provided by Merrill Lynch Investments.  The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to 20 years, are allowed.  These loans are secured by a promissory note from the participant and his or her vested interest in the Plan. The notes are recorded at cost plus accrued interest.

Accounting guidance requires that the participant loans be classified as notes receivable from participants, which are segregated from plan investments.  Notes receivable from participants have been classified as an investment asset for the Form 5500 reporting purposes.

Distributions — Generally, distributions are made when a participant terminates employment, becomes disabled, dies, or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives).  Distributions are made in one single lump-sum in the form of cash or in-kind distribution.  Annuity distribution options for members of certain acquired companies, provided in previously merged plans, were grandfathered in as a protected benefit.  Certified hardship withdrawals are permitted on vested amounts for certain substantiated financial reasons.  If the participant takes a hardship withdrawal, the participant will be suspended from making further contributions to the Plan for a six-month period.

B.                     SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 962-325, “ Plan Accounting — Defined Contribution Pension Plans, Investments-Other “ (ASC 962-325), investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in these investment contracts through collective investment trusts.

As required by ASC 962-325, the Statements of Net Assets Available for Benefits present the fair value of the investment in the collective investment trusts as well as the adjustment of the investment in the collective investment trusts from fair value to

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

B.                         SIGNIFICANT ACCOUNTING POLICIES (Continued)

contract value relating to fully benefit-responsive investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition — Other than the fully benefit-responsive investment contracts, as described previously, investments held by the Plan are reported at fair value.  Fair value of AECOM common stock and other common stocks is based on publicly quoted market prices.  Fair value of mutual funds is based on quoted market prices.  Investments in collective investment trusts are stated at net asset value of the applicable fund as determined by the administrator of the collective trust.  The cost of investments sold or distributed is determined on the basis of average cost for each participant.  Purchases and sales of securities are reflected on the trade date.  Transactions pending clearing with brokers not settled at year-end are recorded as other receivables or payables on the statement of net assets available for benefits.  Dividends are recorded on the ex-dividend date.  Interest income is recorded as earned.  Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Payment of Benefits — Benefits are recorded when paid by the Plan.

Administrative Expenses — The Plan incurs monthly recordkeeping and administrative expenses.  Specific participant transaction expenses are deducted from participant accounts directly.  Plan expenses that cannot be directly charged to a specific participant transaction may be paid, in whole or in part, from revenue sharing payments that the Plan receives from certain participating funds.  For the year ended December 31, 2014, the Plan incurred $1.6 million of recordkeeping and administrative expenses.

Fair Value Measurements — The Plan’s investments, which are stated at fair value, are disclosed in accordance with the established framework and disclosure requirements described in the FASB ASC No. 820-10, “Fair Value Measurements and Disclosures” (ASC 820-10), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements.  ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 — Inputs to the valuation methodology include:

•                  quoted prices for similar assets or liabilities in active markets;

•                  quoted prices for identical or similar assets or liabilities in inactive markets;

•                  inputs other than quoted prices that are observable for the asset or liability;

•                  inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

B.                           SIGNIFICANT ACCOUNTING POLICIES (Continued)

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

AECOM Common Stock

AECOM common stock is valued at the closing price reported on the New York Stock Exchange (“NYSE”) Composite Listing and is classified within Level 1 of the valuation hierarchy.

Mutual Funds

A mutual fund is an investment company registered under the Investment Company Act of 1940 that pools the capital of many investors and invests it in stocks, bonds, short-term money market instruments, and/or other securities.  These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the administrator of the fund.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Collective Investment Trusts

A collective investment trust is a trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan.  These investments are valued using the NAV provided by the administrator of the collective trust.  The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.  The NAV is classified within Level 2 of the valuation hierarchy because the NAV’s unit price is quoted on a private market that is not active.  The composition and valuation of the collective investment trusts that were classified as Level 2 are described in Note D.

Separately Managed Accounts

Separately managed accounts are not mutual funds registered under the Investment Company Act of 1940, but instead are individual managed investment accounts managed by an investment adviser.  The underlying investments include investments in publicly traded common stock, in both domestic and foreign markets, and in money market funds.  The fair values of the underlying assets of the separately managed accounts are priced by the investment advisor using the last quoted sale price listed or regularly traded on a securities exchange or in the over-the-counter market or, for certain markets, the official closing price at the time the valuations are made. Because the underlying assets are valued using quoted prices available in active markets, they are classified within Level 1.

Money Market Funds

These investments are public investment vehicles valued using $1 for the NAV.  The NAV is a quoted price in active markets.  The money market funds are classified within Level 1 of the valuation hierarchy.

Common Stocks

Common stocks are valued at the closing quoted price reported on active markets and are classified within Level 1 of the valuation hierarchy.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although Plan management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

B.                           SIGNIFICANT ACCOUNTING POLICIES (Concluded)

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy.  Changes in economic conditions of model-based valuation techniques may require the transfer of financial instruments from one fair value level to another.  In such instances, the transfer is reported at the beginning of the reporting period.  We evaluate the significance of transfers between levels based on the nature of the financial instruments’ size or the transfer relative to total net assets available for benefits.  For the years ended December 31, 2014 and 2013, there were no transfers between levels.

Recent Accounting Pronouncements — In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Disclosures for Investment in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”).  ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy.  It is effective for annual reporting periods beginning after December 15, 2015.  The Plan’s management is currently in the process of evaluating the impact of the adoption of the new accounting guidance on its Plan financial statements.

C.                           INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2014 and 2013 are as follows:

	2014	2013
	(expressed in thousands)
AECOM Common Stock	$212,508	$227,238
Fidelity Investments Growth Company Fund (Mutual Fund)	193,301	183,468
Fidelity Investments Balanced Fund (Mutual Fund)	138,012	123,367
Vanguard Institutional Index Fund (Mutual Fund)	107,305	96,480
PIMCO Total Return Fund Institutional Class Fund (Mutual Fund)	99,306	108,905
Fidelity Investments Managed Income Portfolio II Class IV Fund (Collective Investment Trust)	97,561	105,954
Oakmark Fund Class I (Mutual Fund)	*	96,299

*The balance was less than 5% of the Plan’s net assets available for benefits in the year indicated.

During the year ended December 31, 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value, as follows:

(expressed in thousands)
AECOM common stock	$8,899
Collective investment trust	87
Common stocks	3,851
Separately managed accounts	13,572
Mutual funds	50,304

Net appreciation in fair value of investments	$76,713

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

D.         FAIR VALUE MEASUREMENTS

Below are the Plan’s investments carried at fair value on a recurring basis by the ASC 820-10 fair value hierarchy levels described in Note B.

	As of December 31, 2014
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
AECOM common stock	$212,508	$—	$—	$212,508

Mutual funds:
Growth funds	388,619	—	—	388,619
Money market funds	61,814	—	—	61,814
Blend funds	786,993	—	—	786,993
Fixed income funds	102,825	—	—	102,825
Total mutual funds	1,340,251	—	—	1,340,251

Collective investment trust	—	97,561	—	97,561

Self-directed brokerage accounts
Mutual Funds
Growth funds	5,127	—	—	5,127
Money market funds	18,610	—	—	18,610
Blend funds	2,377	—	—	2,377
Fixed income funds	4,870	—	—	4,870
Other funds	2,787	—	—	2,787
Common Stocks
Financials	4,767	—	—	4,767
Technology	11,249	—	—	11,249
Energy	2,513	—	—	2,513
Materials	2,284	—	—	2,284
Industrials	7,177	—	—	7,177
Consumer	6,452	—	—	6,452
Healthcare	2,652	—	—	2,652
Telecommunications	1,390	—	—	1,390
Exchange traded funds	58,051	—	—	58,051
Other	3,377	—	—	3,377
Total self-directed brokerage accounts	133,683	—	—	133,683

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

D.         FAIR VALUE MEASUREMENTS (Continued)

	As of December 31, 2014 (continued)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Separately managed accounts
Mutual funds
Money market funds	3,886	—	—	3,886
Common stocks
Financials	30,957	—	—	30,957
Technology	19,502	—	—	19,502
Energy	6,935	—	—	6,935
Materials	6,884	—	—	6,884
Industrials	18,375	—	—	18,375
Consumer	23,044	—	—	23,044
Healthcare	18,360	—	—	18,360
Other	5,225	—	—	5,225
Total separately managed accounts	133,168	—	—	133,168

Total investments at fair value	$1,819,610	$97,561	$—	$1,917,171

	As of December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
AECOM common stock	$227,238	$—	$—	$227,238

Mutual funds:
Growth funds	389,099	—	—	389,099
Money market funds	68,268	—	—	68,268
Blend funds	739,179	—	—	739,179
Fixed income funds	109,146	—	—	109,146
Total mutual funds	1,305,692	—	—	1,305,692

Collective investment trust	—	105,954	—	105,954

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

D.         FAIR VALUE MEASUREMENTS (Continued)

	As of December 31, 2013 (continued)
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Self-directed brokerage accounts
Mutual Funds
Growth funds	6,307	—	—	6,307
Money market funds	17,698	—	—	17,698
Blend funds	2,528	—	—	2,528
Fixed income funds	5,212	—	—	5,212
Other funds	2,973	—	—	2,973
Common Stocks			—
Financials	4,239	—	—	4,239
Technology	8,368	—	—	8,368
Energy	2,539	—	—	2,539
Materials	2,140	—	—	2,140
Industrials	4,954	—	—	4,954
Consumer	6,122	—	—	6,122
Healthcare	2,347	—	—	2,347
Exchange traded funds	39,014	—	—	39,014
Other	2,771	—	—	2,771
Total self-directed brokerage accounts	107,212	—	—	107,212

Separately managed accounts
Mutual funds
Money market funds	4,507	—	—	4,507
Common stocks
Financials	32,369	—	—	32,369
Technology	16,338	—	—	16,338
Energy	9,471	—	—	9,471
Materials	6,421	—	—	6,421
Industrials	20,023	—	—	20,023
Consumer	22,735	—	—	22,735
Healthcare	14,699	—	—	14,699
Other	4,052	—	—	4,052
Total separately managed accounts	130,615	—	—	130,615

Total investments at fair value	$1,770,757	$105,954	$—	$1,876,711

The composition and valuation of the collective investment trust that was classified as Level 2 as of December 31, 2014 and 2013 in the tables above is described below.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

D.         FAIR VALUE MEASUREMENTS (Concluded)

Fidelity Managed Income Portfolio II Class IV Fund (Collective Investment Trust)

During the years ended December 31, 2014 and 2013, the Plan held investments in the Fidelity Managed Income Portfolio II (“MIP II”) Fund.  The Class IV Fund represents an investment in the Fidelity MIPP II, which is a commingled pool of net assets in the Fidelity Group Trust for Employee Benefit Plans and is managed by Fidelity Management Trust Company (FMTC).  Each share Class represents an investment in the same portfolio of assets, but with different fee and/or expense structures.  MIP II’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital.  MIP II invests in short-term bonds and other fixed income securities such as U.S. treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities, asset-backed securities and derivative instruments, including futures, options and swaps.  A portion of MIP II is invested in cash equivalents represented by shares in money market funds to provide daily liquidity and help maintain a stable NAV.  The MIP II Fund is credited with contributions from participants and earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  MIP II enters into third party liquidity agreements, commonly referred to as wrap contracts, issued by insurance companies and other financial institutions.  The issuer of the wrap contract guarantees a minimum rate of return and provides full benefit responsiveness, provided that all terms of the wrap contract have been met.  FMTC normally seeks to minimize the exposure of MIP II to wrap related credit risk through diversification of the wrap contracts across an approved group of issuers, but may have a single wrap issuer for all of the fund’s underlying assets. The wrap contracts accrue interest using crediting interest rates which is based upon a formula agreed with the issuer of the wrap contract with the requirement that the interest rates may not be less than zero percent.  Crediting interest rates are reset monthly.  A wrap issuer may terminate a wrap contract at any time. The fair value of the MIP II Fund equals the total of the fair values of the underlying assets plus wrap contracts.  The fair values of the underlying assets of the MIP II, other than the wrap contracts, are priced using independent third party pricing services or brokers approved by FMTC to value its investments.  The investment in wrap contracts are measured at fair value using a discounted cash flow model that considers recent fee bids as determined by recognized dealers, discount rate, and the duration of the underlying portfolio securities.

The average yields earned by the Plan for all investments held by the MIP II Fund was approximately 1.70% and 1.59% for the year ended December 31, 2014 and 2013, respectively.  The average yields earned by the Plan for all investments held by the MIP II Fund based on the actual interest rates credited to the participants was approximately 1.38% and 1.14% for the year ended December 31, 2014 and 2013, respectively.

Net Asset Value per Share

The following tables summarize Level 2 investments measured at fair value based on NAV per share as of December 31, 2014 and 2013, respectively.

December 31, 2014	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio II Class IV Fund	$97,561	n/a	Daily	None

December 31, 2013	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio II Class IV Fund	$105,954	n/a	Daily	None

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

E.         BENEFITS PAYABLE

Net assets available for benefits at December 31, 2014 and 2013 include $2.4 million and $236,000, respectively, for participants who have withdrawn from the Plan and have requested distribution of benefits, but have not yet been paid.

F.         RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of AECOM.  In addition, AECOM charges the Plan for certain administrative labor costs.  The total cost of administrative labor charged to the Plan by AECOM during the year ended December 31, 2014 was $58,000.  AECOM is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.  The Plan holds self-directed brokerage accounts and investments managed by Bank of America, N.A. and their affiliates, and these transactions qualify as party-in-interest transactions.  The Plan also holds common stock in Northern Trust Corporation and investments managed by Northern Trust Corporation, and these transactions also qualify as party-in-interest transactions.

G.        PLAN TERMINATION

Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of the Plan’s termination, participants will become 100% vested in their accounts.

H.        TAX STATUS

In January 2013, the Plan requested a determination letter from the Internal Revenue Service (the “IRS”).  The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code and therefore believe that the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of liability (or asset) or disclosure in the financial statements.

I.        RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participant’s account balances and the amounts reported in the financial statements.  The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options.  Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of AECOM common stock, which is a single security.

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

J.       RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013
	(expressed in thousands)
Net assets available for benefits per the financial statements	$1,930,654	$1,890,537

Adjustment from contract value to fair value for interest in a collective investment trust fund relating to fully-benefit responsive investment contracts	1,404	1,491

Amounts allocated to withdrawing participants	(2,412)	(236)

Net assets available for benefits per Form 5500	$1,929,646	$1,891,792

The following is a reconciliation of the total net increase per the financials statement for the year ended December 31, 2014 to Form 5500:

2014
(expressed in thousands)
Total net increase per financial statements	$40,117

Net change in adjustment from contract value to fair value for interest in a collective investment trust fund relating to fully-benefit responsive investment contracts	(87)

Net change in amounts allocated to withdrawing participants	(2,176)

Total net increase per Form 5500	$37,854

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	AECOM Common Stock	6,997,307 shares	**	$212,508,226
	Registered Investment Companies:
	American EuroPacific Growth Fund Class R6	1,536,466 shares	**	72,352,183
	Baron Growth Fund Class I	853,940 shares	**	62,542,561
	BlackRock Advisors BIF Money Fund	2,412,611 shares	**	2,412,611
	BlackRock Advisors FFI Premier Institutional Fund	59,401,154 shares	**	59,401,154
	Dodge & Cox International Stock Fund	1,614,865 shares	**	68,001,950
	Fidelity Investments Balanced Fund	6,061,130 shares	**	138,011,930
	Fidelity Investments Growth Company Fund	1,465,626 shares	**	193,301,469
	Franklin Templeton Global Total Return Fund Class R6	280,393 shares	**	3,518,935
	Morgan Stanley Global Real Estate Portfolio Fund Class IS	504,728 shares	**	5,607,532
	Neuberger Berman Socially Responsive Fund Investor	422,315 shares	**	14,607,867
	Oakmark Fund Class I	1,403,835 shares	**	93,186,593
	PIMCO Total Return Fund Institutional Class	9,315,759 shares	**	99,305,991
	Principal Diversified Real Asset Fund Class I	69,807 shares	**	842,568
	Vanguard Explorer Fund Admiral Shares	375,305 shares	**	32,445,106
	Vanguard Extended Market Index Fund	1,333,804 shares	**	88,831,367
	Vanguard Institutional Index Fund	568,747 shares	**	107,305,497
	Vanguard PRIMECAP Core Fund	2,013,961 shares	**	43,582,126
	Vanguard Target Retirement 2010 Fund	465,146 shares	**	12,242,634
	Vanguard Target Retirement 2015 Fund	1,213,769 shares	**	18,558,523
	Vanguard Target Retirement 2020 Fund	2,195,242 shares	**	62,476,584
	Vanguard Target Retirement 2025 Fund	345,320 shares	**	5,708,136
	Vanguard Target Retirement 2030 Fund	2,022,287 shares	**	58,727,201
	Vanguard Target Retirement 2035 Fund	146,354 shares	**	2,610,949
	Vanguard Target Retirement 2040 Fund	1,207,920 shares	**	35,947,695
	Vanguard Target Retirement 2045 Fund	98,663 shares	**	1,840,065
	Vanguard Target Retirement 2050 Fund	343,755 shares	**	10,182,031
	Vanguard Target Retirement 2055 Fund	41,492 shares	**	1,326,901
	Vanguard Target Retirement Income Fund	684,747 shares	**	8,840,088
	VOYA Real Estate Fund (Class I)	1,720,820 shares	**	36,533,013
				1,340,251,260
	Common/Collective Investment Trust Fund:
	Fidelity Managed Income Portfolio II Class IV Fund	97,560,387 shares	**	97,560,387
*	Assets in Bank of America, N.A. Self-Directed Brokerage Accounts	Various investments, including registered investment companies, common stocks, ETFs and money market funds	**	133,683,313

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Separately Managed Account Fund Investments:
	Frontier Capital Management Small Cap Value Fund
	Common Stock
	First Horizon National Corp	43,593 shares	**	591,993
	Advanced Energy Industries Inc.	8,400 shares	**	199,080
	Allscripts Healthcare Solutions Inc.	18,033 shares	**	230,281
	Altra Industrial Motion Corp	8,934 shares	**	253,636
	American Eagle Outfitters Inc.	22,192 shares	**	308,025
	Argo Group International Holdings	15,056 shares	**	835,156
	Aspen Insurance Holdings	13,801 shares	**	604,070
	Atmel Corp	40,827 shares	**	342,743
	Barrett Bill Corp	14,474 shares	**	164,859
	Boise Cascade Co	8,814 shares	**	327,440
	Brady Corp	9,552 shares	**	261,152
	Briggs & Stratton Corp	7,917 shares	**	161,665
	Cabot Corp	6,413 shares	**	281,274
	Campus Crest Communities Inc.	43,571 shares	**	318,504
	Career Education Corp	41,439 shares	**	288,415
	Carrizo Oil & Gas Inc.	12,477 shares	**	519,043
	Celadon Group Inc.	12,543 shares	**	284,600
	Central Garden & Pet Co	16,118 shares	**	153,927
	Chicos FAS Inc.	20,126 shares	**	326,242
	Ciber Inc.	62,448 shares	**	221,690
	Cloud Peak Energy Inc.	16,311 shares	**	149,735
	Comstock Resources Inc.	23,820 shares	**	162,214
	Crocs Inc.	27,446 shares	**	342,800
	Cytec Industries	4,039 shares	**	186,481
	DSW Inc.	9,063 shares	**	338,050
	E Trade Financial Corp	34,898 shares	**	846,451
	Eagle Materials Inc.	4,916 shares	**	373,763
	Encore Wire Corp	3,974 shares	**	148,349
	Endurance Specialty Holdings Ltd	8,668 shares	**	518,693
	Fairchild Semiconductor International Inc.	24,970 shares	**	421,494
	First Midwest Bancorp Inc.	34,591 shares	**	591,852
	Flushing Financial Corp	29,951 shares	**	607,107
	FTI Consulting Inc.	8,641 shares	**	333,802
	Furmanite Corp	10,131 shares	**	79,224
	Glatfelter	7,975 shares	**	203,921

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Frontier Capital Management Small Cap Value Fund (Continued)
	Common Stock (Continued)
	Harsco Corp	15,190 shares	**	286,939
	HCC Insurance Holdings Inc.	15,632 shares	**	836,625
	HNI Corp	9,849 shares	**	502,890
	Ingram Micro Inc.	25,617 shares	**	708,054
	Insight Enterprises Inc.	14,874 shares	**	385,088
	Integrated Device Technology Inc.	22,678 shares	**	444,489
	International Speedway Corp	5,461 shares	**	172,841
	Itron Inc.	5,948 shares	**	251,541
	Jabil Circuit Inc.	22,581 shares	**	492,943
	Kraton Performance Polymers Inc.	13,974 shares	**	290,519
	Lennox International Inc.	1,966 shares	**	186,908
	Littelfuse Inc.	1,940 shares	**	187,540
	LSB Industries Inc.	4,548 shares	**	142,989
	Merit Medical Systems Inc.	16,944 shares	**	293,640
	Modine Manufacturing Co	50,276 shares	**	683,754
	MRC Global Inc.	14,631 shares	**	221,660
	MSA Safety Inc.	4,084 shares	**	216,820
	Myriad Genetics Inc.	8,839 shares	**	301,056
	National Retail Properties Inc.	12,947 shares	**	509,723
	Navigators Group Inc.	10,809 shares	**	792,732
	On Semiconductor Corp	66,763 shares	**	676,309
	Pericom Semiconductor Corp	35,531 shares	**	481,090
	Piedmont Natural Gas Inc.	5,054 shares	**	199,178
	Pinnacle Financial Partners Inc.	20,393 shares	**	806,339
	Parkway Properties Inc.	21,976 shares	**	404,139
	Popular Inc.	21,401 shares	**	728,704
	Portland General Electric Co	17,734 shares	**	670,877
	Primoris Services Corp	10,173 shares	**	236,421
	Qlogic Corp	54,219 shares	**	722,197
	Renasant Corp	20,674 shares	**	598,099
	Saia Inc	5,970 shares	**	330,499
	Selective Insurance Group Inc	31,953 shares	**	868,163
	Semtech Corp	11,089 shares	**	305,724
	Skullcandy Inc.	16,674 shares	**	153,234
	Southwest Gas Corp	6,146 shares	**	379,884

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	Frontier Capital Management Small Cap Value Fund (Continued)
	Common Stock (Continued)
	Triquent	6,596 shares	**	181,720
	Ultratech Inc	8,230 shares	**	152,749
	Unitil Corp	11,053 shares	**	405,314
	Virtusa Corp	9,698 shares	**	404,116
	Wabash National Corp	14,928 shares	**	184,510
	Washington Federal Inc	20,895 shares	**	462,824
	Wesco International Inc	2,526 shares	**	192,506
	Westar Energy Inc	18,821 shares	**	776,178
	WGL Holdings Inc	9,849 shares	**	537,952
	WSFS Financial Corp	9,176 shares	**	705,543
*	Northern Trust Company Coltv Short Term Investment Fund	220,098 shares	**	220,298
	Total Frontier Capital Management Small Cap Value Fund			31,671,049

	T. Rowe Price US Dividend Growth Equity Fund
	Common Stock
	Canadian Natural Resources Ltd	8,200 shares	**	253,216
	Pernod Ricard S A	17,700 shares	**	388,692
	Nestle S A	10,900 shares	**	795,155
	Accenture Plc	13,200 shares	**	1,178,892
	Agilent Technologies Inc.	19,400 shares	**	794,236
	Airgas Inc.	4,900 shares	**	564,382
	Allstate Corp .	10,600 shares	**	744,650
	American Express Co	14,100 shares	**	1,311,864
	American Tower Corp	4,600 shares	**	454,710
	Amerisourcebergen Corp .	7,400 shares	**	667,184
	Aon Plc .	13,300 shares	**	1,261,239
	Apache Corp .	8,200 shares	**	513,894
	Apple Inc.	9,700 shares	**	1,070,686
	Applied Materials Inc.	28,100 shares	**	700,252
	AT&T Inc.	12,900 shares	**	433,311
	Automatic Data Processing Inc.	15,200 shares	**	1,267,224
	Becton Dickinson & Co	9,500 shares	**	1,322,020

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	T. Rowe Price US Dividend Growth Equity Fund (Continued)
	Common Stock (Continued)
	C H Robinson Worldwide Inc	5,300 shares	**	396,917
	Carnival Corp	14,200 shares	**	643,686
	Chevron Corp	6,900 shares	**	774,042
	Chubb Corp	10,700 shares	**	1,107,129
	Cigna Corporation	4,000 shares	**	411,640
	Cisco Systems Inc.	25,000 shares	**	695,375
	Coca Cola Co	6,800 shares	**	287,096
	Colgate-Palmolive Co	6,100 shares	**	422,059
	Comcast Corp	6,000 shares	**	348,060
	Costco Wholesale Corp	3,500 shares	**	496,125
	Covidien Plc	9,500 shares	**	971,660
	Crown Castle International Corp	19,100 shares	**	1,503,170
	Danaher Corp	27,977 shares	**	2,397,909
	Dentsply International Inc.	22,000 shares	**	1,171,940
	Eaton Corp Plc	5,550 shares	**	377,178
	Ecolab Inc.	5,100 shares	**	533,052
	Entergy Corp	5,600 shares	**	489,888
	EQT Corp	9,700 shares	**	734,290
	Equifax Inc	9,100 shares	**	735,917
	Exxon Mobil Corp	12,100 shares	**	1,118,645
	Fastenal Co	4,300 shares	**	204,508
	Fidelity National Information Services Inc.	14,300 shares	**	889,460
	FirstEnergy Corp	10,000 shares	**	389,900
	Flowserve Corp	13,900 shares	**	831,637
	General Electric Co	33,700 shares	**	851,599
	General Growth Properties Inc.	32,100 shares	**	902,973
	General Mills Inc.	13,100 shares	**	698,623
	Grainger W W Inc.	2,500 shares	**	637,225
	Home Depot Inc.	12,000 shares	**	1,259,640
	Illinois Tool Works Inc.	12,400 shares	**	1,174,280
	Iron Mountain Inc.	9,200 shares	**	355,672
	Johnson & Johnson	9,600 shares	**	1,003,872
	Johnson Control Inc.	13,400 shares	**	647,756
	JPMorgan Chase & Co	28,300 shares	**	1,771,014
	Keysight Technologies Inc.	9,850 shares	**	332,635
	Kohls Corp	8,200 shares	**	500,528
	L Brands Inc.	9,100 shares	**	787,605
	LPL Financial Holdings Inc.	6,000 shares	**	267,300

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	T. Rowe Price US Dividend Growth Equity Fund (Continued)
	Common Stock (Continued)
	Marriott Internatioal Inc.	4,700 shares	**	366,741
	Mattel Inc.	13,800 shares	**	427,041
	McCormick & Co Inc.	4,800 shares	**	356,640
	McDonalds Corp	4,100 shares	**	384,170
	McGraw Hill Financial Inc.	5,200 shares	**	462,696
	McKesson Corp	9,300 shares	**	1,930,494
	Medtronic, Inc.	5,000 shares	**	361,000
	Merck & Co Inc.	26,000 shares	**	1,476,540
	MGM Resorts International	17,800 shares	**	380,564
	Microchip Technology Inc.	7,500 shares	**	338,325
	Microsoft Corp	27,700 shares	**	1,286,665
	Mondelez International Inc.	18,700 shares	**	679,278
	Morgan Stanley	23,900 shares	**	927,320
	Nike Inc.	5,600 shares	**	538,440
	Norfolk Southern Corp	5,200 shares	**	569,972
*	Northern Trust Corp	9,000 shares	**	606,600
	Nucor Corp	5,500 shares	**	269,775
	Occidental Petroleum	11,000 shares	**	886,710
	Omnicom Group Inc.	14,500 shares	**	1,123,315
	Pall Corp	14,300 shares	**	1,447,303
	Pepsico Inc.	19,300 shares	**	1,825,008
	Pfizer Inc.	65,500 shares	**	2,040,325
	Philip Morris International	12,300 shares	**	1,001,835
	PNC Financial Services Group	11,800 shares	**	1,076,514
	Praxair Inc.	8,000 shares	**	1,036,480
	Procter & Gamble	3,000 shares	**	273,270
	Qualcomm Inc.	7,000 shares	**	520,310
	Rockwell Collins Inc.	4,000 shares	**	337,920
	Roper Industries Inc.	9,500 shares	**	1,485,325
	Ross Stores Inc.	14,400 shares	**	1,357,344
	RPM International Inc.	12,900 shares	**	654,159
	Schlumberger Ltd	10,200 shares	**	871,182
	Sempra Energy Inc.	5,600 shares	**	623,616
	Sherwin-Williams Co	4,500 shares	**	1,183,680
	Sigma-Aldrich Corp	5,000 shares	**	686,350
	Spectra Energy Corp	25,800 shares	**	936,540
	Stanley Black & Decker Inc	3,200 shares	**	307,456
	State Street Corp	20,900 shares	**	1,640,650

(Continued)

AECOM TECHNOLOGY CORPORATION

RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522

PLAN#: 055

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

	T. Rowe Price US Dividend Growth Equity Fund (Continued)
	Common Stock (Continued)
	Stryker Corp	9,500 shares	**	896,135
	TD Ameritrade Holding Corp	23,998 shares	**	858,648
	Texas Instruments Inc.	25,600 shares	**	1,368,704
	Thermo Fisher Corp	12,700 shares	**	1,591,183
	Time Warner Cable Inc.	3,300 shares	**	501,798
	Time Warner Inc.	1,8100 shares	**	1,546,102
	Tractor Supply Co	5,600 shares	**	441,392
	United Parcel Services Inc.	9,200 shares	**	1,022,764
	United Technologies Corp	14,500 shares	**	1,667,500
	UnitedHealth Group Inc.	19,600 shares	**	1,981,364
	US Bancorp	24,600 shares	**	1,105,770
	Visa Inc.	8,100 shares	**	2,123,820
	Waddell & Reed Financial Inc.	11,700 shares	**	582,894
	Wal-Mart Stores Inc.	3,600 shares	**	309,168
	Walgreens Boots Alliance Inc.	12,000 shares	**	914,400
	Walt Disney Co	12,500 shares	**	1,177,375
	Wells Fargo & Co	31,400 shares	**	1,721,348
	Weyerhaeuser Co	2,0100 shares	**	721,389
	Wynn Resorts Ltd	3,400 shares	**	505,784
	Xilinx Inc.	11,000 shares	**	476,190
	Zoetis Inc.	18,500 shares	**	796,055
	Reserve Investment Funds Inc.	3,024,457 shares	**	3,024,457
*	Northern Trust Company Coltv Short Term Investment Fund	641,027 shares	**	641,027
	Total T. Rowe Price US Dividend Growth Equity Fund			101,496,432
*	Notes Receivable from participants	Maturities ranging from 2015 to 2034 and interest rates ranging from 4.25% to 9.50%	—	14,889,388
	Total investments			$1,932,060,055

*	Party-in-interest
**	Cost information not required for participant directed investments